FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 4/28/2020

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26, Boulevard Royal - 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing first quarter 2020 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio    By: /s/ Máximo Vedoya
Name: Pablo Brizzio    Name: Máximo Vedoya
Title: Chief Financial Officer   Title: Chief Executive Officer

Dated: April 28, 2020

Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Ternium Announces First Quarter 2020 Results

Luxembourg, April 28, 2020 – Ternium S.A. (NYSE: TX) today announced its results for the first quarter ended March 31, 2020.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in US dollars ($) and metric tons.

Summary of First Quarter 2020 Results

	1Q2020[1]	4Q2019		1Q2019

Steel Shipments (tons)	2,998,000	2,917,000	3%	3,205,000	-6%
Iron Ore Shipments (tons)	993,000	917,000	8%	920,000	8%
Net Sales ($ million)	2,271.4	2,250.0	1%	2,735.8	-17%
Operating Income ($ million)	135.7	92.2	47%	307.3	-56%
EBITDA[2] ($ million)	302.1	263.1	15%	470.0	-36%
EBITDA Margin (% of net sales)	13%	12%		17%
EBITDA per Ton[3] ($)	100.8	90.2		146.7
Financial Result, Net ($ million)	106.2	(30.0)		(26.9)
Income Tax Result ($ million)	(267.3)	3.8		(70.3)
Net Result ($ million)	(19.4)	89.9		224.9
Equity Holders' Net Result ($ million)	(11.6)	70.5		218.2
(Losses) Earnings per ADS[4] ($)	(0.06)	0.36		1.11

•EBITDA of $302.1 million on steel shipments of 3.0 million tons, equivalent to EBITDA margin of 13% and EBITDA per ton of $101.
•Loss per ADS of $0.06, negatively affected by a non-cash deferred tax loss of $0.96 per ADS as a result of a 20% depreciation of the Mexican peso in the quarter.
•Free cash flow5 of $185.2 million after capital expenditures of $257.6 million, above normalized levels as Ternium continued making progress at its new hot-rolling mill in Pesquería, Mexico, during the first quarter 2020.
•Net debt position6 of $1.3 billion at the end of March 2020, with net debt to last twelve months EBITDA ratio of 0.9 times.

Ternium’s steel shipments in the first quarter 2020 reached 3.0 million tons. In Mexico, the company's main steel market, shipments were 1.6 million tons, increasing 6% over the same period in 2019 and 7% on a sequential basis. In the first quarter 2020 Ternium was able to increase its participation in the Mexican commercial market, in a soft environment for construction activity. By the end of March 2020, our industrial customers in Mexico started to face decreased demand levels, particularly the automotive industry, affected by the COVID-19 outbreak. During the first quarter 2020, Ternium continued ramping up its new galvanizing and painting facilities at its Pesquería unit and increased its market share against imports which, however, continued to represent a significant share of total flat steel consumption in the country.

In the Southern Region, Ternium’s shipments were 379,600 tons in the first quarter 2020, a decrease of 14% compared to the same period in 2019 and of 22% on a sequential basis. The Argentine steel market remained weak during the first quarter, reflecting seasonally low demand levels and the imposition of a mandatory lockdown in Argentina since March 20, 2020, related to the COVID-19 outbreak.

In the Other Markets region, Ternium’s total steel shipments were 968,900 tons in the first quarter 2020, a decrease of 19% compared to shipment volumes in the same period in 2019 and an increase of 9% compared to the previous quarter. Changes in shipment volumes were mainly due to changes in slab volumes shipped from Ternium’s Brazilian unit to third parties, as slabs shipped to other Ternium's facilities, mainly to Mexico, are netted out in the consolidation of Ternium’s financial statements. The Colombian steel market, one of Ternium’s main markets for finished products in the region, was affected in the period by the imposition of mandatory lockdowns since March 20, 2020 related to the COVID-19 outbreak.

With net sales of $2.3 billion, Ternium’s operating income and EBITDA in the first quarter 2020 reached $135.7 million and $302.1 million, respectively. EBITDA margin was 13% in the first quarter 2020, and EBITDA per ton increased $11 sequentially to $101, reflecting lower cost per ton, mainly due to lower raw material and energy costs, partially offset by slightly lower revenue per ton.

The company’s net result in the first quarter 2020 was a $19.4 million loss, negatively affected by a $189.1 million non-cash deferred tax loss due to the significant depreciation of the Mexican peso against the U.S. dollar in the period. In addition, net financial results were a gain of $106.2 million in the first quarter 2020, mainly due to the Mexican peso and Brazilian real depreciation of 20% and a 23%, respectively, against the US dollar.

COVID-19 Mitigation Measures

The COVID-19 outbreak is impacting economic activity worldwide. Each country in which Ternium operates has adopted unique measures in response to the pandemic, and as a result, the company is adopting diverse strategies to mitigate impacts on its industrial facilities’ run rates, particularly in response to reduced steel market demand.

In addition to operational changes, Ternium is focused on safeguarding the health and safety of its employees, customers and suppliers throughout its industrial system based on best practices that comply with local governmental directives. Beyond implementing work-from-home policies wherever possible, Ternium has looked to protect the safety of those employees working on-site by adopting stringent social distancing, temperature check and disinfection policies at all transportation, site admission, working post and cafeteria locations.

The company also is helping to support and strengthen the infrastructure of key hospitals within its communities as they address increasing patient admissions and hospitalization needs. Its efforts include the donation of ventilators, equipment for intensive care and safety kits for health professionals, as well the construction and operation of a field hospital for the community in Monterrey, Mexico with 100 beds and an intensive care unit.

Ternium is adjusting its operations on a country-by-country basis to comply with applicable rules and requirements and adapt to a rapidly evolving scenario. In Mexico, the company continues to operate its main production lines, meeting reduced market demand, mainly from the auto industry and, to a lesser extent, from the construction sector, but also gradually from other industries as they scale back operations. In Argentina and Colombia, Ternium has reduced its activity following the imposition of mandatory lockdowns in these countries, and its Argentine blast furnace, steel shop and coke oven batteries are currently operating at technical minimums. Further, the company has ceased operations in most of its other productions lines in Argentina and Colombia, with the exception of shipments to essential sectors such as food, health and energy in both countries. In Brazil, Ternium’s slab facility is operating at technical minimums due to lower forecasted demand.

To lessen the effect of these government-mandated restrictions and reduced steel demand, the company is utilizing its diversified industrial base and implementing several measures, which should provide significant operational and commercial flexibility. These include capitalizing on industrial integration opportunities among its facilities in order to reduce run rates, optimizing production and overhead costs and minimizing inventory buildups and working capital needs. Ternium also is focused on remaining as close as ever to its customers.

Ternium’s financial profile remains robust, and the company is taking additional steps to ensure its continued strength and resiliency. As of March 31, 2020, the company had net debt of $1.3 billion and a manageable debt amortization schedule. In order to mitigate the impact of expected lower sales, the company has slowed down or postponed several capital expenditure projects across its facilities. For example, Ternium currently expects to delay the startup of its new hot-rolling mill in the Pesquería unit in Mexico to the first half of 2021 and its new steel bar and coil mill in the Palmar de Varela unit in Colombia to the second half of 2020.

In addition, given the uncertainty around the effects of the recession originated by COVID-19 on the industry, and on their impact on Ternium’s results of operations, cash flows or financial condition in the medium term, Ternium’s board of directors has decided to withdraw its previously-announced annual dividend proposal for fiscal year 2019.

Outlook

Ternium expects a reduction of EBITDA in the second quarter 2020, with a significant decrease of shipments in its main markets and a moderately lower EBITDA margin compared to the first quarter of the year. Although the company anticipates lockdowns or operating restrictions in all of its markets will end or be relaxed during the second quarter of 2020, these could change if so decided by the authorities.

In Mexico, with steel prices declining since March 2020 and increasing mobility restrictions, steel shipments have been weakening. Currently, the automotive industry is mostly closed and it is expected to re-open during May. Other industrial customers, such as those in the white-goods and electric motors industries, are expected to operate at below normal rates in the second quarter 2020. In addition, the company anticipates lower shipments to the construction sector in the second quarter 2020, as the sector is also subject to strict operating restrictions due to the COVID-19 outbreak.

In Brazil, Ternium expects weaker demand from local steel producers in the second quarter 2020 to be offset by higher shipments to third parties in other markets, and shipments to its facilities in Mexico to sequentially decrease due to lower rates of production.

In Argentina, after a minimum level of shipments month to date in April 2020, Ternium expects a gradual volume increase over the rest of the second quarter, as the lockdown of operations in the country is very slowly subsiding.

Analysis of First Quarter 2020 Results

Net sales in the first quarter 2020 were $2.3 billion, 17% lower than net sales in the first quarter 2019. The following table outlines Ternium’s consolidated net sales for the first quarter 2020 and the first quarter 2019:

	Net Sales (million $)			Shipments (thousand tons)			Revenue/ton ($/ton)
	1Q2020	1Q2019	Dif.	1Q2020	1Q2019	Dif.	1Q2020	1Q2019	Dif.
Mexico	1,268.9	1,425.8	-11%	1,649.5	1,563.4	6%	769	912	-16%
Southern Region	340.8	384.5	-11%	379.6	442.3	-14%	898	869	3%
Other Markets	600.2	850.7	-29%	968.9	1,198.8	-19%	619	710	-13%

Total steel products	2,209.9	2,661.1	-17%	2,998.0	3,204.5	-6%	737	830	-11%
Other products[1]	44.2	74.7	-41%

Steel segment	2,254.1	2,735.8	-18%

Mining segment	94.3	75.8	24%	993.2	919.9	8%	95	82	15%

Intersegment eliminations	(77.0)	(75.8)

Net sales	2,271.4	2,735.8	-17%
[1] The item "Other products" primarily includes Ternium Brasil’s and Ternium México’s electricity sales.

Cost of sales was $1.9 billion in the first quarter 2020, a decrease of $294.6 million compared to the first quarter 2019. This was principally due to a $256.9 million, or 15%, decrease in raw material and consumables used, mainly reflecting lower purchased slabs and raw material costs and a 6% decrease in steel shipment volumes; and to a $37.7 million decrease in other costs, mainly including a $26.8 million decrease in maintenance expenses and a $12.9 decrease in labor costs.

Selling, General & Administrative (SG&A) expenses in the first quarter 2020 were $211.6 million, or 9% of net sales, a decrease of $7.5 million compared to SG&A expenses in the first quarter 2019 mainly due to lower labor and services and fee costs.

Operating income in the first quarter 2020 was $135.7 million, or 6% of net sales, compared to operating income of $307.3 million, or 11% of net sales in the first quarter 2019. The following table outlines Ternium’s operating income by segment for the first quarter 2020 and first quarter 2019:

	Steel segment		Mining segment		Intersegment eliminations		Total
$ million	1Q2020	1Q2019	1Q2020	1Q2019	1Q2020	1Q2019	1Q2020	1Q2019
Net Sales	2,254.1	2,735.8	94.3	75.8	(77.0)	(75.8)	2,271.4	2,735.8
Cost of sales	(1,913.8)	(2,232.8)	(85.5)	(61.6)	78.8	79.4	(1,920.5)	(2,215.0)
SG&A expenses	(207.8)	(215.4)	(3.8)	(3.7)	—	—	(211.6)	(219.0)
Other operating income, net	(3.8)	6.3	0.2	(0.7)	—	—	(3.6)	5.6
Operating income	128.8	293.9	5.1	9.8	1.8	3.7	135.7	307.3

EBITDA	283.9	440.3	16.4	26.0	1.8	3.7	302.1	470.0

Net financial results were a $106.2 million gain in the first quarter 2020, compared to a $26.9 million loss in the first quarter 2019. During the first quarter 2020, Ternium’s net financial interest results totaled a loss of $8.3 million, compared to a loss of $13.9 million in the first quarter 2019 mainly reflecting lower average indebtedness.

Net foreign exchange results in the first quarter 2020 were a gain of $109.2 million. In the period, the Mexican peso and the Brazilian real depreciated 19.8% and a 22.5%, respectively, against the US dollar, resulting in a positive impact in Ternium's Mexican and Brazilian subsidiaries’ net short local currency position.

Income tax expense in the first quarter 2020 was $267.3 million compared to $70.3 million in the first quarter 2019. Income tax in the first quarter 2020 included a $189.1 million non-cash loss on deferred taxes due to the significant devaluation of the Mexican peso against the U.S. dollar, which changes, in U.S. dollar terms, the tax base used to calculate deferred taxes at our Mexican subsidiaries (which have the U.S dollar as their functional currency).

Cash Flow and Liquidity

Net cash provided by operating activities in the first quarter 2020 was $442.8 million. Working capital decreased by $181.8 million in the first quarter 2020 as a result of an aggregate $173.8 million net increase in accounts payable and other liabilities and a $74.7 million decrease in inventories, partially offset by an aggregate $66.7 million net increase in trade and other receivables. The inventory value decrease in the first quarter 2020 was due to a $71.3 million lower cost of steel and a $25.7 million inventory value decrease in raw materials, supplies and other, partially offset by $22.3 million higher steel volume.

Capital expenditures in the first quarter 2020 were $257.6 million, $47.7 million higher than in the first quarter 2019 as Ternium's investment program progressed during the period. The main investments carried out during the first quarter 2020 included those made for the new hot-rolling mill in the company’s Pesquería industrial center, the capacity expansion of the pulverized coal injection system in the company's Rio de Janeiro unit in Brazil, and projects aimed at further improving environmental and safety conditions throughout our main facilities.

In the first quarter 2020, Ternium's free cash flow reached $185.2 million and net proceeds from borrowings were $129.9 million. As of March 31, 2020, Ternium had a net debt position of $1.3 billion.

Conference Call and Webcast

Ternium will host a conference call on April 29, 2020, at 10:00 a.m. ET in which management will discuss first quarter 2020 results. A webcast link will be available in the Investor Center section of the company’s website at www.ternium.com.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is Latin America’s leading flat steel producer, with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America. The company offers a broad range of high value-added steel products for customers active in the automotive, home appliances, HVAC, construction, capital goods, container, food and energy industries through its manufacturing facilities, service center and distribution networks, and advanced customer integration systems. More information about Ternium is available at www.ternium.com.

Notes

1 The functional currency of Ternium's subsidiary Ternium Argentina has changed from the Argentine Peso to the US dollar. This change is prospective from January 1, 2020, and does not affect the balances at December 31, 2019, nor results or cash flows for the year then ended.
2 EBITDA in the first quarter 2020 equals operating income of $135.7 million adjusted to exclude depreciation and amortization of $166.4 million.
3 Consolidated EBITDA divided by steel shipments.
4 American Depositary Share (ADS). Each represents 10 shares of Ternium’s common stock. Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.
5 Free cash flow in the first quarter 2020 equals net cash provided by operating activities of $442.8 million less capital expenditures of $257.6 million.
6 Net debt position at March 31, 2020 equals borrowings of $2.3 billion less cash and equivalents plus other investments of $1.0 billion.

Consolidated Income Statement

$ million	1Q2020	1Q2019
	(Unaudited)
Net sales	2,271.4	2,735.8
Cost of sales	(1,920.5)	(2,215.0)
Gross profit	350.9	520.8
Selling, general and administrative expenses	(211.6)	(219.0)
Other operating (expense) income, net	(3.6)	5.6
Operating income	135.7	307.3

Finance expense	(16.3)	(19.8)
Finance income	7.9	5.9
Other financial income (expenses), net	114.5	(13.1)
Equity in earnings of non-consolidated companies	6.1	14.9
Profit before income tax expense	247.9	295.2
Income tax expense	(267.3)	(70.3)
(Loss) Profit for the period	(19.4)	224.9

Attributable to:
Owners of the parent	(11.6)	218.2
Non-controlling interest	(7.8)	6.7
(Loss) Profit for the period	(19.4)	224.9

Consolidated Statement of Financial Position

$ million	March 31, 2020	December 31, 2019

Property, plant and equipment, net	6,636.3	6,539.6
Intangible assets, net	927.8	943.8
Investments in non-consolidated companies	409.5	513.6
Deferred tax assets	119.8	163.5
Receivables, net	506.2	592.6
Trade receivables, net	0.4	0.9
Other investments	3.2	3.3
Total non-current assets	8,603.2	8,757.3

Receivables, net	220.1	334.7
Derivative financial instruments	17.3	1.2
Inventories, net	2,083.6	2,158.3
Trade receivables, net	991.0	949.7
Other investments	115.2	212.3
Cash and cash equivalents	906.4	520.0
Total current assets	4,333.5	4,176.1

Non-current assets classified as held for sale	2.1	2.1

Total assets	12,938.8	12,935.5

Capital and reserves attributable to the owners of the parent	6,499.8	6,611.7
Non-controlling interest	1,077.6	1,103.2

Total Equity	7,577.4	7,714.9

Provisions	475.4	613.4
Deferred tax liabilities	571.1	403.3
Other liabilities	425.2	507.6
Trade payables	0.9	1.2
Derivative financial instruments	0.5	—
Lease liabilities	273.2	298.2
Borrowings	1,614.4	1,628.9
Total non-current liabilities	3,360.7	3,452.5

Current income tax liabilities	42.1	47.1
Other liabilities	228.5	240.9
Trade payables	994.1	876.8
Derivative financial instruments	0.7	3.0
Lease liabilities	40.4	40.5
Borrowings	694.8	559.8
Total current liabilities	2,000.7	1,768.1

Total liabilities	5,361.4	5,220.7

Total equity and liabilities	12,938.8	12,935.5

Consolidated Statement of Cash Flows

$ million	1Q2020	1Q2019
	(Unaudited)

Profit for the period	(19.4)	224.9

Adjustments for:
Depreciation and amortization	166.4	162.7
Equity in earnings of non-consolidated companies	(6.1)	(14.9)
Changes in provisions	(0.7)	(4.4)
Net foreign exchange results and others	(104.6)	(11.7)
Interest accruals less payments	1.3	(3.4)
Income tax accruals less payments	224.0	(59.4)
Changes in working capital	181.8	181.6

Net cash provided by operating activities	442.8	475.5

Capital expenditures	(257.6)	(209.9)
Proceeds from the sale of property, plant & equipment	0.2	0.2
Acquisition of non-controlling interest	(4.5)	—
Recovery of loans from non-consolidated companies	—	24.5
Decrease (increase) in other Investments	97.1	(17.3)

Net cash used in investing activities	(164.8)	(202.5)

Finance Lease Payments	(10.5)	(9.7)
Proceeds from borrowings	190.6	166.1
Repayments of borrowings	(60.7)	(210.1)

Net cash provided by (used in) financing activities	119.4	(53.6)

Increase in cash and cash equivalents	397.3	219.4

	Shipments
Thousand tons	1Q 2020	1Q 2019	4Q 2019

Mexico	1,649.5	1,563.4	1,543.7
Southern Region	379.6	442.3	484.4
Other Markets	968.9	1,198.8	889.2
Total steel segment	2,998.0	3,204.5	2,917.3

Total mining segment	993.2	919.9	916.6

	Revenue / ton
$/ton	1Q 2020	1Q 2019	4Q 2019

Mexico	769	912	776
Southern Region	898	869	917
Other Markets	619	710	619
Total steel segment	737	830	751

Total mining segment	95	82	109

	Net Sales
$ million	1Q 2020	1Q 2019	4Q 2019

Mexico	1,268.9	1,425.8	1,197.3
Southern Region	340.8	384.5	444.0
Other Markets	600.2	850.7	550.2
Total steel products	2,209.9	2,661.1	2,191.5
Other products[1]	44.2	74.7	51.9
Total steel segment	2,254.1	2,735.8	2,243.4

Total mining segment	94.3	75.8	99.7

Total steel and mining segments	2,348.4	2,811.6	2,343.1

Intersegment eliminations	(77.0)	(75.8)	(93.1)

Total net sales	2,271.4	2,735.8	2,250.0
1 The item “Other products” primarily includes Ternium Brasil’s and Ternium México’s electricity sales.